Exhibit 12-45
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
	2009	2008	2007	2006	2005
(Millions of Dollars)
Earnings:
Pretax earnings	$782	$819	$1,155	$536	$415
Adjustments	4	(3)	(4)	(4)	5
Fixed charges	572	540	562	558	546

Net earnings	$1,358	$1,356	$1,713	$1,090	$966

Fixed charges:
Interest expense	$545	$503	$533	$525	$518
Adjustments	27	37	29	33	28

Fixed charges	$572	$540	$562	$558	$546

Ratio of earnings to fixed charges	2.37	2.51	3.05	1.95	1.77